Mail Stop 6010
Via Facsimile and U.S. Mail


August 30, 2005

Mr. Ramon M. Ruiz-Comas
President and Chief Executive Officer
Triple-S Management Corporation
1441 F. D. Roosevelt Avenue
San Juan, PR 00920

      Re:      Triple-S Management Corporation
       Form 10-K for Fiscal Year Ended December 31, 2004
	            File No. 0-49762

Dear Mr. Ruiz-Comas:

      We have limited our review of your filing to those issues addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Exhibit 13.1 - Annual Report

Management`s Discussion and Analysis of Financial Condition and
Results of Operations
Critical Accounting Policies, page 16

1. It appears your discussion does not include an analysis of the uncertainties in applying these accounting policies or quantification of the related variability in operating results that you expect to be reasonably likely to occur. This disclosure should provide investors with a fuller understanding of the uncertainties in applying critical accounting policies and the likelihood those materially different amounts would be reported under different conditions or using different assumptions. Please tell us in a disclosure-type format the uncertainties in applying these accounting policies, the historical accuracy of these critical accounting estimates, a quantification of their sensitivity to changes in key assumptions and the expected likelihood of material changes in the future in order to evaluate your disclosure.

2. Disclosures explaining the likelihood that materially different amounts would be reported under different conditions or using different assumptions are consistent with the objective of Management`s Discussion and Analysis. Your disclosure regarding claim liabilities does not appear to include an adequate explanation of the judgments and uncertainties surrounding these estimates and the potential impact on your financial statements. Accordingly, please provide us the following information in a disclosure-type format for each of your lines of business:

* Tell us the reserves accrued as of the latest balance sheet date presented. The total of these amounts should agree to the amount presented on the balance sheet.
* Tell us the range of loss reserve estimates as determined by your actuaries. Discuss the key assumptions used to arrive at management`s best estimate of loss reserves within that range and what specific factors led management to believe this amount rather than any other amount within the range represented the best estimate of incurred losses.
* Provide more precise insight into the existence and effects on future operations and financial condition of known trends in claim frequency and severity. Link this discussion to liquidity and capital resources.


3. It appears that you have significantly revised your estimates of loss reserves recorded in prior years. We noted that total reserve releases in 2003 and 2002 represented approximately 62% and 36% of net income in each year and that reserve strengthening in first six months of 2005 resulted in a net loss for this period. Please provide us with the following information in a disclosure-type format by line of business:

* Identify the years to which the change in estimate relates and the amount of the related loss reserve as of the beginning of the year that was re-estimated. Explain to us and quantify offsetting changes in estimates that increase and decrease the loss reserve.
Identify the changes in the key assumptions you made to estimate the reserve since the last reporting date. *
* Identify the nature and timing of the change in estimate, explicitly identifying and describing in reasonable specificity the new events that occurred or additional information acquired since the last reporting date that led to the change in estimate.
* Explain why recognition occurred in the periods that it did and why recognition was not required in earlier periods.
* Discuss significant emerging trends in claim frequency and severity
(e.g. number of claims incurred, average settlement amounts) and any other trends, necessary to understand the change in estimate. Explain the rationale for a change in estimate that does not correlate with these trends.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2. Significant Accounting Policies

Revenue Recognition, page 31

4. Your revenues under self-funded arrangements appear to include policyholder deposits for funding claims as well as stop loss premiums and fees for service. Please tell us the nature of revenues recognized under these arrangements, summarize premiums by funding option for each period presented (i.e. fully insured to self-funded) and refer us to the technical guidance upon which you base your revenue accounting for these arrangements.

Note 9. Federal Employees` Health Benefits Program, page 55

5. Your disclosure appears to indicate that FEHBP operates like a fee-for-service contract under which you bear no insurance risk. We note that you recognized contributions of $108.1 million and underwriting expenses of $107.6 million in 2004 under this program, including contributions from a special OPM account that ensures that
FEHBP operations do not produce an excess or deficiency of revenue or expenses. Please clarify the nature of revenues recognized under this program and refer us to the technical guidance upon which you based your accounting.


*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Frank Wyman, Staff Accountant, at 202-551-
3660
or Don Abbott, Senior Staff Accountant, at 202-551-3608, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

							Sincerely,


							Jim B. Rosenberg
						Senior Assistant Chief Accountant
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Mr. Ramon M. Ruiz-Comas
Triple-S Management Corporation
August 30, 2005
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